SECURIT[illegible]

20010800

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04077

FACING PAGE

SEC Mail Processing Section
FEB 2 0 2020
Washington DC
416

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Oppenheimer & Co. Inc. (the "Company"), as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman & Chief Executive Officer
Title

Subscribed and sworn to before me on this 26th day of February 2020

JESSICA TOWERY
Notary Public
State of New York
No. 01TO6086890
New York County

Notary Public

Oppenheimer & Co. Inc. and Subsidiaries
Table of Contents
As of December 31, 2019
Confidential

This report contains (check all applicable boxes):** **Page(s)**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Oppenheimer & Co. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Oppenheimer & Co. Inc. and subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of operations, comprehensive income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The unconsolidated supplemental schedules H, I, J, K, L, Q and R listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the

Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2020

We have served as the Company's auditor since 2013.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
As of December 31, 2019
Confidential

(Expressed in thousands, except number of shares and per share amounts)

ASSETS		
Cash and cash equivalents	$	58,008
Deposits with clearing organizations (includes securities with a fair value of $25,118)		48,044
Receivable from brokers, dealers and clearing organizations		163,293
Receivable from customers, net of allowance for credit losses of $451		796,626
Securities owned, including amounts pledged of $357,120 at fair value		792,201
Notes receivable, net of accumulated amortization and allowance for uncollectibles of $38,355 and $3,673, respectively		43,670
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $74,425		7,996
Deferred income taxes, net		18,498
Right-of-use lease assets, net of accumulated amortization of $3,730		5,040
Goodwill		10,788
Other assets		119,914
Total assets	$	2,064,078
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to brokers, dealers and clearing organizations	$	520,975
Payable to customers		339,826
Securities sold under agreements to repurchase		287,265
Securities sold but not yet purchased, at fair value		100,571
Income tax payable		56,003
Lease liabilities		5,270
Accrued compensation		195,706
Accounts payable and other liabilities		119,905
Subordinated borrowings		112,558
Total liabilities		1,738,079
Commitments and contingencies (note 13)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding		76
Additional paid-in capital		315,025
Retained earnings		10,283
Accumulated other comprehensive income		1,973
Less 369 shares of treasury stock, at cost		(1,358)
Total stockholder's equity		325,999
Total liabilities and stockholder's equity	$	2,064,078

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Income
For the Year Ended December 31, 2019
Confidential

(Expressed in thousands)

REVENUE		
Commissions	$	299,907
Advisory fees		266,482
Investment banking		123,629
Bank deposit sweep income		117,422
Interest		50,346
Principal transactions, net		28,901
Other		33,329
Total revenue		920,016
EXPENSES		
Compensation and related expenses		612,157
Communications and technology		69,820
Occupancy and equipment costs		57,967
Clearing and exchange fees		20,870
Interest		41,576
Professional fees		7,161
Other		56,382
Total expenses		865,933
Income before income taxes		54,083
Income tax expense		16,050
Net Income	$	38,033

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2019
Confidential

(Expressed in thousands)

Net income	$	38,033
Other comprehensive income		
Currency translation adjustment		1,596
Comprehensive income	$	39,629

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019
Confidential

(Expressed in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance as of December 31, 2018	$ 76	$ 307,911	$ (27,750)	$ 377	$ (1,358)	$ 279,256
Share-based compensation	—	7,114	—	—	—	7,114
Net income	—	—	38,033	—	—	38,033
Currency translation adjustment	—	—	—	1,596	—	1,596
Balance as of December 31, 2019	$ 76	$ 315,025	$ 10,283	$ 1,973	$ (1,358)	$ 325,999

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2019
Confidential

(Expressed in thousands)

Balance as of December 31, 2018	$	112,558
No activity		—
Balance as of December 31, 2019	$	112,558

The accompanying notes are an integral part of these consolidated financial statements.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2019
Confidential

(Expressed in thousands)		
Cash flows from operating activities		
Net income	$	38,033
Adjustments to reconcile net income to net cash provided by operating activities		
Non-cash items included in net income:		
Depreciation and amortization of furniture, equipment and leasehold improvements		7,162
Deferred income taxes		2,626
Amortization of notes receivable		12,971
Provision for credit losses		(435)
Share-based compensation		10,051
Amortization of right-of-use lease assets		3,730
(Increase) decrease in operating assets:		
Deposits with clearing organizations		19,277
Receivable from brokers, dealers and clearing organizations		3,200
Receivable from customers		(75,685)
Securities purchased under agreements to resell		290
Securities owned		39,815
Notes receivable		(12,758)
Other assets		(12,824)
Increase (decrease) in operating liabilities:		
Drafts payable		(16,348)
Payable to brokers, dealers and clearing organizations		231,462
Payable to customers		2,919
Securities sold under agreements to repurchase		(196,953)
Securities sold but not yet purchased		15,125
Income tax payable		(8,888)
Accrued compensation		34,192
Accounts payable and other liabilities		(36,723)
Cash provided by operating activities		60,239
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements		(7,612)
Proceeds from the settlement of Company-owned life insurance		1,720
Cash used in investing activities		(5,892)
Cash flows from financing activities		
Payments for employee taxes withheld related to vested share-based awards		(1,014)
Decrease in bank call loans, net		(15,000)
Cash used in financing activities		(16,014)
Net increase in cash and cash equivalents		38,333
Cash and cash equivalents, beginning of year		19,675
Cash and cash equivalents, end of year	$	58,008
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	41,629
Cash paid during the year for income taxes, net	$	16,786

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Oppenheimer & Co. Inc. (the "Company" and "Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a New York-based registered broker-dealer and investment adviser in securities under the Securities Exchange Act of 1934 ("the Act") and is a member firm of the Financial Industry Regulatory Authority. The Company is also a registered introducing broker with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company is also a member of Intercontinental Exchange, Inc., known as ICE Futures U.S., and various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business in Israel and Latin America.

2. Summary of significant accounting policies and estimates

Basis of Presentation

The consolidated financial statements of the Company include the accounts of the Company's wholly owned subsidiaries: Freedom Investments, Inc. ("Freedom"), a registered broker dealer in securities, which provides discount brokerage services; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., Old Michigan Corp. and Subsidiaries (inactive), and Reich & Co., Inc. (in liquidation).

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Intercompany transactions and balances have been eliminated in the preparation of the consolidated financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

In presenting the consolidated financial statements, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, goodwill and other intangible assets, share based compensation plans and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain critical accounting policies in which estimates are a significant component of the amounts reported on the consolidated financial statements follows.

Financial Instruments and Fair Value

Financial Instruments

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

The Company's financial instruments that are recorded at fair value generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. Treasury and Agency securities, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, and municipal obligations. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active.

Fair Value Option

The Company has the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. The Company may make a fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Consolidation

The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders at risk and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the entity is a VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company. Under Accounting Standards Update ("ASU") 2015-02, a general partner will not consolidate a partnership or similar entity under the voting interest model. See note 8 for further details.

Financing Receivables

The Company's financing receivables include customer margin loans, securities purchased under agreements to resell ("reverse repurchase agreements"), and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of securities fails to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans to financial advisers as part of its hiring process. These loans are recorded as notes receivable on its consolidated statement of financial condition. Allowances are established on these loans if the financial adviser is no longer associated with the Company and the loan has not been promptly repaid.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable or cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to, the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Leases

On January 1, 2019, the Company adopted ASU 2016-02, "Leases". The ASU requires the recognition of right-of use ("ROU") assets and lease liabilities on the consolidated statement of financial condition by lessees for those leases classified as operating leases under previous guidance.

ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs such as real estate taxes and insurance. The discount rates used in determining the present value of leases are the Company's incremental borrowing rates, developed based upon each lease's term. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For operating leases, the ROU assets also include any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. For these leases, lease expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

Goodwill

The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD") reporting unit. Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the estimated fair value of a reporting unit is less than its carrying amount. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Due to the volatility in the financial services sector and equity markets in general, determining whether an impairment of goodwill has occurred is increasingly difficult and requires management to exercise significant judgment. The Company's annual goodwill impairment analysis performed as of December 31, 2019 applied the following valuation methodologies:

In estimating the fair value of the reporting unit, the Company uses the market comparable approach. The market comparable approach is based on comparisons of the subject company to public companies whose stocks are actively traded ("Price Multiples") or to similar companies engaged in an actual merger or acquisition ("Precedent Transactions"). As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. Each of these standard valuation methodologies requires the use of management estimates and assumptions. In its Price Multiples valuation analysis, the Company uses various operating metrics of comparable companies, including revenues, after-tax earnings, and EBITDA as well as price-to-book value ratios at a point in time. The Company analyzes prices paid in Precedent Transactions that are comparable to the business conducted in the reporting unit. The Company weighs each of the valuation methods equally in its overall valuation. Given the subjectivity involved in selecting which valuation method to use, the corresponding weightings, and the input variables for use in the analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of the reporting unit.

Share-Based Compensation Plans

As part of the compensation to employees and directors, the Company uses stock-based compensation, consisting of restricted stock, stock options and stock appreciation rights. In accordance with ASC Topic 718, "Compensation - Stock Compensation," the Company classifies the stock options and restricted stock awards as equity awards, which requires the compensation cost to be recognized in the consolidated statement of income over the requisite service period of the award at grant date fair value and adjust for actual forfeitures. The fair value of restricted stock awards is determined based on the grant date closing price of the Parent's Class A non-voting common stock ("Class A Stock") adjusted for the present value of the dividend to be received upon vesting. The fair value of stock options is determined using the Black-Scholes model. Key assumptions used to estimate the fair value include the expected term and the expected volatility of the Parent's Class A Stock over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Company classifies stock appreciation rights ("OARs") as liability awards, which requires the fair value to be remeasured at each reporting period until the award vests. The fair value of OARs is also determined using the Black-Scholes model at the end of each reporting period. The compensation cost is adjusted each reporting period for changes in fair value prorated for the portion of the requisite service period rendered.

Revenue Recognition

Brokerage

Customers' securities and commodities transactions are reported on a settlement date basis, which is generally two business days after trade date for securities transactions and one day for commodities transactions. Related commission income and expense is recorded on a trade date basis.

Principal Transactions

Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold but not yet purchased, are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

Investment Banking Fees

Advisory fees from mergers, acquisitions and restructuring transactions are recorded when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Retainer fees and engagement fees are recognized ratably over the service period.

Underwriting fees are recorded when the transactions are completed. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues and the related expenses are presented gross on the consolidated statement of income.

Interest

Interest revenue represents interest earned on margin debit balances, securities borrowed transactions, reverse repurchase agreements, fixed income securities, firm investments, and cash and cash equivalents. Interest revenue is recognized in the period earned based upon average or daily asset balances, contractual cash flows, and interest rates.

Asset Management

Asset management fees are generally recognized over the period the related service is provided based on the account value at the valuation date per the respective asset management agreements. In certain circumstances, Oppenheimer Asset Management Inc. ("OAM"), an affiliate of the Company, is entitled to receive performance (or incentive) fees when the return on assets under management ("AUM") exceeds certain benchmark returns or other performance targets. Performance fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Such fees are computed as of the fund's year-end when the measurement period ends and generally are recorded as earned in the fourth quarter of the Company's fiscal year. Asset management fees and performance fees are included in advisory fees in the consolidated statement of income. Assets under management are not included as assets of the Company.

Bank Deposit Sweep Income

Bank deposit sweep income consists of revenues earned from the Advantage Bank Deposit Program. Under this program, client funds are swept into deposit accounts at participating banks and are eligible for FDIC deposit insurance up to FDIC standard maximum deposit insurance amounts. The Company earns the fee paid on these deposits after administrative fees are paid to the administrator of the program. The fee earned in the period is recorded in bank deposit sweep income and the portion of interest credited to clients is recorded in interest expense in the consolidated statement of income.

Statement of Financial Condition

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received, respectively, by settlement date.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Reverse repurchase agreements and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The resulting interest income and expense for these arrangements are included in interest income and interest expense in the consolidated statement of income. Additionally, the Company elected the fair value option for repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. The Company can present the reverse repurchase and repurchase transactions on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

Notes Receivable

Notes receivable represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 10 years from the initial date of the note or based on productivity levels of employees. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. Amortization of notes receivable is included in the consolidated statement of income in compensation and related expenses.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3 to7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease.

Bank Call Loans

Bank call loans are generally payable on demand and bear interest at various rates, such loans were collateralized by firm and/or customer securities.

Foreign Currency Translations

Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and non-monetary assets and stockholders' equity at historical rates. The functional currency of the overseas operations in Tel Aviv, Israel is the local currency.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and the results of recent operations.

The Company records uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes" on the basis of a two-step process whereby it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company records interest and penalties accruing on unrecognized tax benefits in income before income taxes as interest expense and other expense, respectively, in its consolidated statement of income.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

New Accounting Pronouncements

Recently Issued

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "Measurement of Credit Losses on Financial Instruments," which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is effective for fiscal years beginning after December 15, 2019. The Company has performed an analysis and determined which areas are in and out of scope and which areas that it can apply the practical expedient. The Company assessed the impact of applying the CECL model to areas such as defaulted note receivables and investment banking related receivables accounts. The Company has also determined that it will utilize the practical expedient to areas such as securities borrowed, reverse repurchase agreements, margin lending, and other collateralized transactions due to the continued marking of the underlying collateral. As a result, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other, Simplifying the Test for Goodwill Impairment," which simplifies the subsequent measurement of goodwill. The Company is no longer required to perform its Step 2 goodwill impairment test; instead, the Company should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company will not early adopt this ASU. The Company evaluated the ASU and determined that the adoption of the ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for the Fair Value Measurement," which modifies the disclosure requirements related to fair value measurement. The ASU is effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted. The Company will not early adopt this ASU. The Company evaluated the ASU and determined that the adoption of the ASU will not have any impact on its disclosure.

3. Receivable from and payable to brokers, dealers and clearing organizations

(Expressed in thousands)		
	As of December 31, 2019	
Receivable from brokers, dealers and clearing organizations consists of:		
Securities borrowed	$	99,635
Receivable from brokers		19,024
Securities failed to deliver		7,173
Clearing organizations		36,269
Other		1,192
Total	$	163,293
Payable to brokers, dealers and clearing organizations consists of:		
Securities loaned	$	234,343
Payable to brokers		4,548
Securities failed to receive		14,603
Other [1]		267,481
Total	$	520,975

(1) Amount primarily represents a trade/settlement date adjustment for U.S. Government Securities.

4. Leases

On January 1, 2019, the Company adopted ASU 2016-02, "Leases". The ASU requires the recognition of a right-of use asset and lease liability on the consolidated statement of financial condition by lessees for those leases classified as operating leases under previous guidance. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

The Parent and its subsidiaries have operating leases for office space and equipment expiring at various dates through 2024. The Parent leases its corporate headquarters at 85 Broad Street, New York, New York which houses its executive management team and many administrative functions for the firm as well as its research, trading, investment banking, and asset management divisions and an office in Troy, Michigan, which among other things, houses its payroll and human resources departments.

The majority of the leases are held by the Parent's subsidiary, Viner Finance Inc., which is a 100% owner of the Company.

Leases with an initial term of 12 months or less are not recorded on the statement of financial condition; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include an option to renew and the exercise of lease renewal options is at our sole discretion. The Company did not include the renewal options as part of the right of use assets and liabilities.

The depreciable life of assets and leasehold improvements is limited by the expected lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2019, the Company had right of use operating lease assets of $5.0 million (net of accumulated amortization of $3.7 million) which are comprised of real estate leases of $2.1 million (net of accumulated amortization of $1.8 million) and equipment leases of $2.9 million (net of accumulated amortization of $1.9 million). As of December 31, 2019, the Company had operating lease liabilities of $5.3 million which are comprised of real estate lease liabilities of $2.3 million and equipment lease liabilities of $3.0 million. As of December 31, 2019, the Company had not made any cash payments for amounts included in the measurement of operating lease liabilities or right of use assets obtained in exchange for operating lease obligations. The Company had no finance leases or embedded leases as of December 31, 2019.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used the incremental borrowing rate on January 1, 2019 for operating leases that commenced prior to that date. The Company used the incremental borrowing rate as of the lease commencement date for the operating leases commenced subsequent to January 1, 2019.

The following table presents the weighted average lease term and weighted average discount rate for our operating leases as of December, 2019:

	As of December 31, 2019
Weighted average remaining lease term (in years)	2.12
Weighted average discount rate	6.64%

The following table presents operating lease costs recognized for the year ended December 31, 2019, which are included in occupancy and equipment costs on the consolidated statement of income:

(Expressed in thousands)		For the Year Ended December 31, 2019
Operating lease costs:		
Real estate leases - Right-of-use lease asset amortization	$	1,857
Real estate leases - Interest expense		160
Equipment leases - Right-of-use lease asset amortization		1,873
Equipment leases - Interest expense		225

The maturities of lease liabilities as of December 31, 2019 are as follows:

(Expressed in thousands)		As of December 31, 2019
2020	$	3,378
2021		1,492
2022		466
2023		166
2024		132
2025 and thereafter		—
Total lease payments	$	5,634
Less interest		(364)
Present value of lease liabilities	$	5,270

In November 2016, the SEC issued a no action letter related to the treatment of operating leases under SEC Rule 15c3-1 (the "Rule") in the context of the adoption of ASU 2016-2, "Leases" which provided relief, if certain conditions are met, to broker-dealers in the net capital treatment of operating lease assets which would otherwise be treated as a non-allowable asset. The application of this guidance resulted in no additional charges to net capital for operating leases during the year ended 2019.

Commitments

The Company and its subsidiaries have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2034. Future minimum rental commitments under such office and equipment leases as of December 31, 2019 are as follows:

(Expressed in thousands)		
2020	$	3,378
2021		1,492
2022		466
2023		166
2024		132
2025 and thereafter		—
	$	5,634

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

5. Revenues from contracts with customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customers and other sources (principal transactions, interest and other). The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions

Commissions from Sales and Trading — The Company earns commission revenue by executing, settling and clearing transactions with clients primarily in exchange-traded and over-the-counter corporate equity and debt securities, money market instruments and exchange-traded options and futures contracts. A substantial portion of Company's revenue is derived from commissions from private clients through accounts with transaction-based pricing. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract.

Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on trade date when the performance obligation is satisfied. Commission revenue is generally paid on settlement date, which is generally two business days after trade date for equity securities and corporate bond transactions and one day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on the settlement date.

Mutual Fund Income — The Company earns mutual fund income for sales and distribution of mutual fund shares. Many mutual fund companies pay distribution fees to intermediaries, such as broker-dealers, for selling their shares. The fees are operational expenses of the mutual fund and are included in its expense ratio. The Company recognizes mutual fund income at a point in time on trade date when the performance obligation is satisfied which is when the mutual fund interest is sold to the investor. Mutual fund income is generally received within 90 days.

Advisory Fees

The Company earns management and performance (or incentive) fees in connection with the advisory and asset management services it provides to various types of funds and investment vehicles through its subsidiaries. Management fees are generally based on the account value at the valuation date per the respective asset management agreements and are recognized over time as the customer receives the benefits of the services evenly throughout the term of the contract. Performance fees are recognized when the return on client AUM exceeds a specified benchmark return or other performance targets over a 12-month measurement period are met. Performance fees are considered variable as they are subject to fluctuation and/or are contingent on a future event over the

measurement period and are not subject to adjustment once the measurement period ends. Such fees are computed as of the fund's year-end when the measurement period ends and generally are recorded as earned in the fourth quarter of the Company's fiscal year. Both management and performance fees are generally received within 90 days.

Investment Banking

The Company earns underwriting revenues by providing capital raising solutions for corporate clients through initial public offerings, follow-on offerings, equity-linked offerings, private investments in public entities, and private placements. Underwriting revenues are recognized at a point in time on trade date, as the client obtains the control and benefit of the capital markets offering at that point. These fees are generally received within 90 days after the transactions are completed. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues and related expenses are presented gross on the consolidated statement of income.

Revenue from financial advisory services includes fees generated in connection with mergers, acquisitions and restructuring transactions and such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon a completion of the transaction or milestone. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of the contracts, and such fees are collected based on the terms of the contracts.

Bank Deposit Sweep Income

Bank deposit sweep income consists of revenue earned from the FDIC-insured bank deposit program. Under this program, client funds are swept into deposit accounts at participating banks and are eligible for FDIC deposit insurance up to FDIC standard maximum deposit insurance amounts. Fees are earned over time and are generally received within 30 days.

Disaggregation of Revenue

The following presents the Company's revenue from contracts with customers and other sources of revenue for the year ended December 31, 2019:

(Expressed in thousands)		For the Year Ended December 31, 2019
Revenues from contracts with customers:		
Commissions from sales and trading	$	259,857
Mutual fund income		40,050
Advisory fees		266,482
Investment banking - capital markets		123,629
Bank deposit sweep income		117,422
Other		15,510
Total revenues from contracts with customers		822,950
Other sources of revenue:		
Interest		50,346
Principal transactions, net		28,901
Other		17,819
Total other sources of revenue		97,066
Total revenue	$	920,016

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenue from contracts with customers of $26.0 million at December 31, 2019. The Company had no significant impairments related to these receivables during the year ended December 31, 2019.

The following presents the Company's contract assets and deferred revenue balances from contracts with customers, which are included in other assets and other liabilities, respectively, on the consolidated statement of financial condition:

(Expressed in thousands)	Ending Balance at December 31, 2019	Opening Balance at January 1, 2019
Contract assets (receivables):		
Commission [1]	$ 2,811	$ 3,696
Mutual fund income [2]	6,746	7,241
Bank deposit sweep income [3]	3,454	4,622
Investment banking fees [4]	9,234	3,958
Other	3,794	1,745
Total contract assets	$ 26,039	$ 21,262
Deferred revenue (payables):		
Investment banking fees [5]	$ 408	$ 318

(1) Commission recorded on trade date but not yet settled.
(2) Mutual fund income earned but not yet received.
(3) Fees earned from FDIC-insured bank deposit program but not yet received.
(4) Underwriting revenue and advisory fee earned but not yet received.
(5) Retainer fees and fees earned from certain advisory transactions where the performance obligations have not yet been satisfied.

Contract Costs

The Company incurs incremental transaction-related costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. As of December 31, 2019, the contract costs were $1.4 million. There were no significant charges recognized in relation to these costs for year ended December 31, 2019.

6. Fair value measurements

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

U.S. Agency Obligations

U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable to-be-announced ("TBA") security.

Sovereign Obligations

The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations and bond spread information.

Mortgage and Other Asset-Backed Securities

The Company holds non-agency securities collateralized by home equity and various other types of collateral which are valued based on external pricing and spread data provided by independent pricing services. When specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information.

Convertible Bonds

The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs.

Corporate Equities

Equity securities and options are generally valued based on quoted prices from the exchange or market where traded. To the extent quoted prices are not available, fair values are generally derived using bid/ask spreads.

Auction Rate Securities ("ARS")

Background

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD") and, together (the "Regulators") concluding proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients. Over the last nine years, the Company has bought back $140.2 million of ARS pursuant to these settlements.

As of December 31, 2019, the Company had $3.5 million of ARS to purchase from Eligible Investors related to the settlements with the Regulators. In addition to the settlements with the Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Over the last nine years, the Company has purchased $102.3 million of ARS pursuant to these legal settlements and awards. As of December 31, 2019, the Company had one remaining commitment to purchase $3.7 million in ARS by July 2020.

As of December 31, 2019, the Company owned $29.4 million of ARS. This amount represents the unredeemed or unsold amount that the Company holds as a result of ARS buybacks pursuant to the settlements with the Regulators and legal settlements and awards referred to above.

Valuation

The Company's ARS owned and ARS purchase commitments referred to above have, for the most part, been subject to recent issuer tender offers. As a result, the Company has valued the ARS securities owned and the ARS purchase commitments at the observable tender offer price which provides the basis to categorize them in Level 2 of the fair value hierarchy. The ARS purchase commitments related to the settlements with the Regulators and legal settlements and awards are considered derivative assets or liabilities. The ARS purchase commitments represent the difference between the principal value and the fair value of the ARS the Company is committed to purchase.

As of December 31, 2019, the Company had a valuation adjustment (unrealized loss) totaling $5.1 million which consists of $4.1 million for ARS owned (which is included as a reduction to securities owned on the consolidated statement of financial condition) and $1.0 million for ARS purchase commitments from legal settlements and awards and settlements with regulators (which is included in accounts payable and other liabilities on the consolidated statement of financial condition).

Investments

In its role as general partner in certain hedge funds and private equity funds, the Company, through its subsidiaries, holds direct investments in such funds. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment.

The following table provides information about the Company's investments in Company-sponsored funds as of December 31, 2019:

(Expressed in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge funds [(1)]	$ 259	$ —	Annually	120 Days

(1) Includes investments in hedge funds and hedge fund of funds that pursue long/short, event-driven, and activist strategies.

Valuation Process

The Company's Finance & Accounting ("F&A") group is responsible for the Company's fair value policies, processes and procedures. F&A is independent from the business units and trading desks and is headed by the Parent's Chief Financial Officer ("CFO"), who has final authority over the valuation of the Company's financial instruments.The Finance Control Group ("FCG") within F&A is responsible for daily profit and loss reporting, front-end trading system position reconciliations, monthly profit and loss reporting, and independent price verification procedures. For financial instruments categorized in Levels 1 and 2 of the fair value hierarchy, the FCG performs a monthly independent price verification to determine the reasonableness of the prices provided by the Company's independent pricing vendor. The FCG uses its third-party pricing vendor, executed transactions, and broker-dealer quotes for validating the fair values of financial instruments.

Assets and Liabilities Measured at Fair Value

The Company's assets and liabilities, recorded at fair value on a recurring basis as of December 31, 2019, have been categorized based upon the above fair value hierarchy as follows:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2019

(Expressed in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Deposits with clearing organizations	$ 25,118	$ —	$ —	$ 25,118
Securities owned:				
U.S. Treasury securities	606,567	—	—	606,567
U.S. Agency securities	19,917	15,955		35,872
Sovereign obligations	—	11,405	—	11,405
Corporate debt and other obligations	—	7,373	—	7,373
Mortgage and other asset-backed securities	—	2,697	—	2,697
Municipal obligations	—	40,161	—	40,161
Convertible bonds	—	29,816	—	29,816
Corporate equities	32,215	—	—	32,215
Money markets	781	—	—	781
Auction rate securities	—	25,314	—	25,314
Securities owned, at fair value	659,480	132,721	—	792,201
Total	$ 684,598	$ 132,721	$ —	$ 817,319
Liabilities				
Securities sold but not yet purchased:				
U.S. Treasury securities	$ 52,882	$ —	$ —	$ 52,882
U.S. Agency securities	—	18	—	18
Sovereign obligations	—	6,405	—	6,405
Corporate debt and other obligations	—	664	—	664
Convertible bonds	—	18,624	—	18,624
Corporate equities	21,978	—	—	21,978
Securities sold but not yet purchased, at fair value	74,860	25,711	—	100,571
Derivative contracts:				
Futures	267	—	—	267
TBAs	—	124	—	124
ARS purchase commitments	—	1,023	—	1,023
Derivative contracts, total	267	1,147	—	1,414
Total	$ 75,127	$ 26,858	$ —	$ 101,985

The following tables present changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2019:

(Expressed in thousands)	Level 3 Assets and Liabilities For the Year Ended December 31, 2019					
	Beginning Balance	Total Realized and Unrealized Gains (3)(4)	Purchases and Issuances	Sales and Settlements	Transfers In/Out	Ending Balance
Assets						
Auction rate securities (1)(2)	$ 21,699	$ 1	$ —	$ (350)	$ (21,350)	$ —
Investments	101	5	—	—	(106)	—

(1) Represents auction rate preferred securities, municipal auction rate securities and student loan auction rate securities that failed in the auction rate market.
(2) Represents transfers from Level 3 to Level 2 of the fair value hierarchy. Transfers were due to tender offers by issuers of ARS.
(3) Included in principal transactions in the consolidated statement of income, except for gains from investments which are included in other income in the consolidated statement of income.
(4) Unrealized gains are attributable to assets or liabilities that are still held at the reporting date.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the consolidated statement of financial condition. The table below excludes non-financial assets and liabilities (e.g., furniture, equipment and leasehold improvements and accrued compensation). The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and receivables from customers) approximates fair value because of the relatively short term nature of the underlying assets.

Assets and liabilities not measured at fair value as of December 31, 2019

(Expressed in thousands)		Fair Value Measurement: Assets			
	Carrying Value	Level 1	Level 2	Level 3	Total
Cash	$ 58,008	$ 58,008	$ —	$ —	$ 58,008
Deposits with clearing organization	22,926	22,926	—	—	22,926
Receivable from brokers, dealers and clearing organizations:					
Securities borrowed	99,635	—	99,635	—	99,635
Receivables from brokers	19,024	—	19,024	—	19,024
Securities failed to deliver	7,173	—	7,173	—	7,173
Clearing organizations	36,269	—	36,269	—	36,269
Other	1,316	—	1,316	—	1,316
	163,417	—	163,417	—	163,417
Receivable from customers	796,626	—	796,626	—	796,626
Notes receivable, net	43,670	—	43,670	—	43,670
Investments (1)	73,971	—	73,971	—	73,971

(1) Included in other assets on the consolidated statement of financial condition.

(Expressed in thousands)		Fair Value Measurement: Liabilities			
	Carrying Value	Level 1	Level 2	Level 3	Total
Payables to brokers, dealers and clearing organizations:					
Securities loaned	$ 234,343	$ —	$234,343	$ —	$234,343
Payable to brokers	4,548	—	4,548	—	4,548
Securities failed to receive	14,603	—	14,603	—	14,603
Other	267,214	—	267,214	—	267,214
	520,708	—	520,708	—	520,708
Payables to customers	339,826	—	339,826	—	339,826
Securities sold under agreements to repurchase	287,265	—	287,265	—	287,265
Subordinated borrowings	112,558	—	112,558	—	112,558

Fair Value Option

The Company elected the fair value option for securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date. The Company has elected the fair value option for these instruments to reflect more accurately market and economic events in its earnings and to mitigate a potential mismatch in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. As of December 31, 2019, the Company did not have any repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date.

Derivative Instruments and Hedging Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both asset and liability management as well as for trading and investment purposes. Risks managed using derivative instruments include interest rate risk and, to a lesser extent, foreign exchange risk. All derivative instruments are measured at fair value and are recognized as either assets or liabilities on the consolidated statement of financial condition.

Foreign exchange hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekel ("NIS"). Such hedges have not been designated as accounting hedges. Unrealized gains and losses on foreign exchange forward contracts are recorded in other assets on the consolidated statement of financial condition and other income in the consolidated statement of income.

Derivatives used for trading and investment purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The Company uses futures contracts, including U.S. Treasury notes, Federal Funds, General Collateral futures and Eurodollar contracts primarily as an economic hedge of interest rate risk associated with government trading activities. Unrealized gains and losses on futures contracts are recorded on the consolidated statement of financial condition in payable to brokers, dealers and clearing organizations and in the consolidated statement of income as principal transactions revenue, net.

To-be-announced securities

The Company also transacts in pass-through mortgage-backed securities eligible to be sold in the TBA market as economic hedges against mortgage-backed securities that it owns or has sold but not yet purchased. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Net unrealized gains and losses on TBAs are recorded on the consolidated statement of financial condition in receivable from brokers, dealers and clearing organizations or payable to brokers, dealers and clearing organizations and in the consolidated statement of income as principal transactions revenue, net.

The notional amounts and fair values of the Company's derivatives as of December 31, 2019 by product were as follows:

(Expressed in thousands)	Fair Value of Derivative Instruments		
	Description	Notional	Fair Value
Liabilities:			
Derivatives not designated as hedging instruments [(1)]			
Commodity contracts	Futures	$ 5,209,000	$ 267
Other contracts	TBAs	13,245	124
	ARS purchase commitments	7,128	1,023
		$ 5,229,373	$ 1,414

(1) See "Derivative Instruments and Hedging Activities" above for a description of derivative financial instruments. Such derivate instruments are not subject to master netting agreements, thus the related amounts are not offset.

The following table presents the location and fair value amounts of the Company's derivative instruments and their effect in the consolidated statement of income for the year ended December 31, 2019:

(Expressed in thousands)	The Effect of Derivative Instruments in the Statement of Operations		
		Recognized in Income on Derivatives (pre-tax)	
Types	Description	Location	Net Gain (Loss)
Commodity contracts	Futures	Principal transactions revenue	$ (2,362)
Other contracts	Foreign exchange forward contracts	Other revenue	15
	TBAs	Principal transactions revenue	(53)
	ARS purchase commitments	Principal transactions revenue	73
			$ (2,327)

7. Collateralized transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. Government and Agency, asset-backed, corporate debt, equity, and non-U.S. Government and Agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates. As of December 31, 2019, bank call loans outstanding balance was $nil.

As of December 31, 2019, the Company had approximately $1.0 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $207.2 million under securities loan agreements.

As of December 31, 2019, the Company had pledged $234.4 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

As of December 31, 2019, the Company had no outstanding letters of credit.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving U.S. Government and Agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. Repurchase agreements and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase agreements and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase agreements and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The following table presents a disaggregation of the gross obligation by the class of collateral pledged and the remaining contractual maturity of the repurchase agreements and securities loaned transactions as of December 31, 2019:

(Expressed in thousands)	Overnight and Open
Repurchase agreements:	
U.S. Government and Agency securities	$ 343,192
Securities loaned:	
Equity securities	234,343
Gross amount of recognized liabilities for repurchase agreements and securities loaned	$ 577,535

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions as of December 31, 2019:

(Expressed in thousands)				Gross Amounts Not Offset on the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented on the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Reverse repurchase agreements	$ 55,927	$ (55,927)	$ —	$ —	$ —	$ —
Securities borrowed [1]	99,635	—	99,635	(97,702)	—	1,933
Total	$ 155,562	$ (55,927)	$ 99,635	$ (97,702)	$ —	$ 1,933

(1) Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition.

(Expressed in thousands)				Gross Amounts Not Offset on the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented on the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
Repurchase agreements	$ 343,192	$ (55,927)	$ 287,265	$ (285,264)	$ —	$ 2,001
Securities loaned [2]	234,343	—	234,343	(228,548)	—	5,795
Total	$ 577,535	$ (55,927)	$ 521,608	$ (513,812)	$ —	$ 7,796

(2) Included in payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition.

The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. As of December 31, 2019, the Company did not have any repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or re-pledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). As of December 31, 2019, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $96.3 million and $55.8 million, respectively, of which the Company has sold and re-pledged approximately $19.3 million under securities loaned transactions and $55.8 million under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $357.1 million, as presented on the face of the consolidated statement of financial condition as of December 31, 2019. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $nil as of December 31, 2019.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate securities and the right to offset a counterparty's rights and obligations. The Company manages market risk of repurchase agreements and securities loaned by monitoring the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to credit risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers, dealers and clearing organizations as of December 31, 2019 are receivables from four major U.S. broker-dealers totaling approximately $61.3 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally one to two business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation, the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions), Mortgage-Backed Securities Division (a division of FICC) and others. With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts as of December 31, 2019 are with the FICC. The clearing organizations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As of December 31, 2019, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

8. Variable interest entities

The Company's policy is to consolidate all subsidiaries in which it has a controlling financial interest, as well as any VIEs where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE.

For funds that the Company has concluded are not VIEs, the Company then evaluates whether the fund is a partnership or similar entity. If the fund is a partnership or similar entity, the Company evaluates the fund under the partnership consolidation guidance. Pursuant to that guidance, the Company consolidates funds in which it is the general partner, unless presumption of control by the Company can be overcome. This presumption is overcome only when unrelated investors in the fund have the substantive ability to liquidate the fund or otherwise remove the Company as the general partner without cause, based on a simple majority vote of unaffiliated investors, or have other substantive participating rights. If the presumption of control can be overcome, the Company accounts for its interest in the fund pursuant to the equity method of accounting.

The Company serves as general partner of hedge funds and private equity funds that were established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its right to receive management and incentive fees. The Company's investment in and additional capital commitments to these hedge funds and private equity funds are also considered variable interests. The Company's additional capital commitments are subject to call at a later date and are limited in amount.

The Company assesses whether it is the primary beneficiary of the hedge funds and private equity funds in which it holds a variable interest in the form of general partner interests. In each instance, the Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge funds or private equity funds. The subsidiaries' general partnership interests, additional capital commitments, and management fees receivable represent its maximum exposure to loss. The subsidiaries' general partnership interests and management fees receivable are included in other assets on the consolidated statement of financial condition.

The following tables set forth the total VIE assets, the carrying value of the subsidiaries' variable interests, and the Company's maximum exposure to loss in Company-sponsored non-consolidated VIEs in which the Company holds variable interests and other non-consolidated VIEs in which the Company holds variable interests as of December 31, 2019:

(Expressed in thousands)	Total VIE Assets [1]	Carrying Value of the Company's Variable Interest: Assets [2]	Carrying Value of the Company's Variable Interest: Liabilities	Capital Commitments	Maximum Exposure to Loss in Non-consolidated VIEs
Hedge funds	$ 29,294	$ 259	$ —	$ —	$ 259

(1) Represents the total assets of the VIEs and does not represent the Company's interests in the VIEs.
(2) Represents the Company's interests in the VIEs and is included in other assets on the consolidated statement financial condition.

9. Furniture, equipment and leasehold improvements

The components of furniture, equipment and leasehold improvements as of December 31, 2019 are as follows:

(Expressed in thousands)	
Furniture, fixtures and equipment	$ 58,912
Leasehold improvements	23,509
Total	82,421
Less accumulated depreciation	(74,425)
Total	$ 7,996

Depreciation and amortization expense, included in occupancy and equipment costs in the consolidated statement of income, was $7.2 million in the year ended December 31, 2019.

10. Subordinated borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2020, $7.1 million, December 31, 2020 and $1.6 million, June 25, 2021 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. The Company also has issued a subordinated note to Viner in the amount of $100.0 million at a fixed rate of 6.75% due and payable on July 1, 2022. Interest expense and interest paid on such loans totaled $8.2 million for the year ended December 31, 2019.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

11. Income taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction. With respect to federal, combined state and local, and separate company state and local income tax expense (benefit) of the Company, the Company computes income tax expense (benefit) based on the separate-return approach as modified for the realizability of its deferred tax assets.

The provision for income tax expense for the year ended December 31, 2019 consists of the following:

(Expressed in thousands)		
Current:		
U.S. federal tax	$	10,045
State and local tax		3,379
Total Current		13,424
Deferred:		
U.S. federal tax		1,480
State and local tax		1,370
Non-U.S. operations		(224)
Total Deferred		2,626
Total	$	16,050

The principal reason for the difference between the effective income tax rate and the statutory U.S. federal income tax rate is tax exempt interest income and state and local income taxes. Other items impacting the effective tax rate in 2019 include: business meals and entertainment expenses, commuter expense and executive compensation.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if these earnings were repatriated. The unrecognized deferred tax liability associated with the outside basis difference of its foreign subsidiaries is estimated at $3.2 million for those subsidiaries. The Company has continued to reinvest permanently the excess earnings of Oppenheimer Israel (OPCO) Ltd. in its own business. With the passage of the TCJA, the Company will continue to review its historical treatment of these earnings to determine whether its historical practice will continue or whether a change is warranted.

As of December 31, 2019, the Company has net deferred tax assets of $18.5 million. Included in deferred tax assets on a tax-effected basis are timing differences arising with respect to compensation and other expenses not currently deductible for tax purposes and a net operating loss carryforward related to Oppenheimer Israel (OPCO) Ltd. (valued at $2.9 million on a tax-effected basis).

The Company believes that realization of deferred tax assets arising from temporary differences in the U.S. taxing jurisdictions is more likely than not based on past income trends and expectations of future taxable income. The Company believes that realization of the deferred tax asset related to net operating loss carryforwards of its subsidiary, Oppenheimer Israel (OPCO) Ltd., is more likely than not based on past income trends and expectations of future taxable income. The net operating loss carries forward indefinitely and is not subject to expiration, provided that this subsidiary and its underlying businesses continue operating normally (as is anticipated).

The Company is included in the filing of income tax returns in the U.S. federal jurisdiction, and in various states, either as part of an affiliated filing group or on a stand-alone basis. The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2015 except for New York State and City.

The Company regularly assesses the likelihood of assessments in each taxing jurisdiction within which it operates and has established tax reserves it believes are adequate in relation to any potential exposures. The Company has recorded unrecognized tax benefits of $1.1 million as of December 31, 2019. Included in the balance of unrecognized tax benefits as of December 31, 2019 is $852,900 of tax benefits that, if recognized, would affect the effective tax rate. The Company does not believe any unrecognized tax benefit will significantly increase or decrease within twelve months.

The Company records interest and penalties accruing on unrecognized tax benefits in loss before tax benefit as interest expense and other expense, respectively. For the year ended December 31, 2019, the Company accrued income tax-interest of $114,845 on unrecognized tax benefits. As of December 31, 2019, the Company had an income tax-related interest payable of $432,200 on its consolidated statement of financial condition.

12. Employee compensation plans

The Parent and the Company maintains various employee compensation plans for the benefits of the Company's employees and its affiliates. Two types of employee compensation are granted under share-based compensation and cash-based compensation plans.

Share-based Compensation Plans

Oppenheimer Holdings Inc. 2014 Incentive Plan

On February 26, 2014, the Company adopted the Oppenheimer Holdings Inc. 2014 Incentive Plan (the "OIP"). Pursuant to the OIP, the Compensation Committee of the Board of Directors of the Parent (the "Committee") is permitted to grant options to purchase Class A Stock ("stock options"), Class A Stock awards and restricted Class A Stock (collectively " restricted stock awards") to or for the benefit of employees and non-employee directors of the Company and its affiliates as part of their compensation. Stock options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. Restricted stock awards are generally awarded for a three or five year term and fully vest at the end of the term.

Oppenheimer Holdings Inc. Stock Appreciation Right Plan

Under the Oppenheimer Holdings Inc. Stock Appreciation Right Plan, the Committee awards stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and settle in cash at vesting.

Restricted stock - The Company has granted restricted stock awards pursuant to the OIP. The following table summarizes the status of the Company's non-vested restricted Class A Stock awards under the OIP for the year ended December 31, 2019:

	Number of Class A Shares Subject to Restricted Stock Awards	Weighted Average Fair Value	Remaining Contractual Life
Nonvested at beginning of year	981,769	$ 18.78	1.7
Granted	309,228	25.26	3.1
Vested	(85,165)	16.92	—
Forfeited	(16,959)	24.52	—
Nonvested at end of year	1,188,873	$ 20.52	1.5

As of December 31, 2019, all outstanding restricted Class A Stock awards were non-vested. The aggregate intrinsic value of restricted Class A Stock awards outstanding as of December 31, 2019 was $32.7 million. During the year ended December 31, 2019, the Company included $6.3 million of compensation expense in its consolidated statement of income relating to restricted Class A Stock awards.

As of December 31, 2019, there was $9.8 million of total unrecognized compensation cost related to unvested restricted Class A Stock awards. The cost is expected to be recognized over a weighted average period of 1.5 years.

As of December 31, 2019, the number of shares of Class A Stock available under the share-based compensation plans, but not yet awarded, was 450,840.

On January 29, 2020, the Committee awarded a total of 409,125 restricted shares of Class A Stock to current employees pursuant to the OIP. Of these restricted shares, 211,575 shares will cliff vest in three years and 197,550 shares will cliff vest in five years. These awards will be expensed over the applicable three or five year vesting period.

Stock options - The Committee has granted stock options pursuant to the OIP. There were 14,974 options outstanding as of December 31, 2019.

In the year ended December 31, 2019, the Company included $26,200 of compensation expense in its consolidated statement of income relating to the expensing of stock options.

On January 29, 2020, the Committee awarded a total of 3,142 options to purchase Class A Stock to current employees pursuant to the OIP. These options will be expensed over 4.5 years (the vesting period).

OARs - The Committee has awarded OARs pursuant to the Oppenheimer Holdings Inc. Stock Appreciation Right Plan. The following table summarized the status of the Company's outstanding OARs awards as of December 31, 2019:

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value as of December 31, 2019
January 9, 2015	405,950	$ 21.94	8 Days	$ 5.54
January 6, 2016	404,040	15.89	1 Year	11.40
January 6, 2017	387,980	18.90	2 Years	8.81
January 5, 2018	458,010	27.05	3 Years	4.72
January 11, 2019	535,366	26.45	4 Years	6.17
	2,191,346			
Total weighted average values		$ 22.46	2.9 Years	$ 7.18

The fair value as of December 31, 2019 for each OARs was estimated using the Black-Scholes model with the following assumptions:

	Grant Date				
	January 14, 2014	January 9, 2015	January 6, 2016	January 6, 2017	January 5, 2018
Expected term [(1)]	8 Days	1 Year	2 Years	3 Years	4 Years
Expected volatility factor [(2)]	6.6%	26.0%	24.9%	25.7%	28.7%
Risk-free interest rate [(3)]	0.7%	1.6%	1.6%	1.6%	1.7%
Actual dividends [(4)]	$ 0.46	$ 0.46	$ 0.46	$ 0.46	$ 0.46

(1) The expected term was determined based on the remaining life of the actual awards.
(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Stock over a historical period commensurate to the expected term of the awards.
(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at December 31, 2019.
(4) Actual dividends of the Parent were used to compute the expected annual dividend yield.

As of December 31, 2019, 2,191,346 of outstanding OARs were unvested and none were vested. As of December 31, 2019, the aggregate intrinsic value of OARs outstanding was $11.0 million. In the year ended December 31, 2019, the Company included $3.7 million in compensation expense in its consolidated statement of income relating to OARs awards. The liability related to the OARs was $9.4 million as of December 31, 2019.

As of December 31, 2019, there was $6.3 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 2.9 years.

On January 10, 2020, 547,560 OARs were awarded to Oppenheimer employees related to fiscal 2019 performance. These OARs will be expensed over 5 years (the vesting period).

Cash-based Compensation Plan

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees could make voluntary contributions which could not exceed $19,000 per annum in 2019. The Company made contributions to the 401(k) Plan of $2.4 million in 2019.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisers a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2019 of $9.3 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a Company-owned life insurance policy, which is designed to hedge a portion of the EDCP obligation. The EDCP liability is being tracked against the value of a benchmark investment portfolio held for this purpose. As of December 31, 2019, the Company's liability with respect to the EDCP and DIP totaled $51.2 million and is included in accrued compensation on the consolidated statement of financial condition as of December 31, 2019.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The Company hedges this deferred compensation obligation with a portfolio of mutual fund investments. As of December 31, 2019, the Company's liability with respect to this plan totaled $18.8 million. The total amount expensed in 2019 for the Company's deferred compensation plans was $19.4 million.

13. Commitments and contingencies

Commitments

As of December 31, 2019, the Company had no collateralized or uncollateralized letters of credit outstanding.

Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation, creating substantial exposure and periodic expenses. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, which may result in expenses, adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where a loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or possible additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Counsel may be required to review, analyze and resolve numerous issues, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the Company can reasonably estimate a loss or range of loss or additional loss for the proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of loss.

For certain other legal and regulatory proceedings, the Company can estimate possible losses, or range of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually, or in the aggregate, will have a material adverse effect on the Company's consolidated financial statements as a whole.

For legal and regulatory proceedings where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of $0 to $3.0 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where the Company can make an estimate for such losses. For certain cases, the Company does not believe that it can make an estimate. The foregoing aggregate estimate is based on various factors, including the varying stages of the proceedings (including the fact that some are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be materially more than the current estimate.

As discussed in note 6 Fair Value Measurements, the Company reached settlements with the Regulators and various clients to repurchase ARS. Under the settlements with the Regulators, the Company had $3.5 million remaining of ARS to purchase from Eligible Investors at December 31, 2019. In addition, the Company has one remaining commitment to purchase $3.7 million in ARS from a client by July 2020.

Since September 2016, Oppenheimer has been responding to information requests from FINRA (including from FINRA's Enforcement Department) regarding the supervision of Oppenheimer's sale of unit investment trusts from 2011 to 2015. On December 29, 2019, Oppenheimer entered into an Acceptance Waiver & Consent with FINRA pursuant to which Oppenheimer agreed to provide $3.9 million in customer restitution plus interest and pay a fine of $800,000.

14. Regulatory requirements

The Company's U.S. broker dealer subsidiaries, Oppenheimer and Freedom, are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule") promulgated under the Securities Exchange Act of 1934. Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to two percent of aggregate customer-related debit items, as defined in SEC Rule 15c3-3. As of December 31, 2019, the net capital of Oppenheimer as calculated under the Rule was $223.4 million or 26.83% of Oppenheimer's aggregate debit items. This was $206.7 million in excess of the minimum required net capital at that date. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2019, Freedom had net capital of $5.1 million, which was $5.0 million in excess of the $100,000 required to be maintained at that date.

15. Segment information

The Company has determined its reportable segments based on the Company's method of internal reporting, which disaggregates its retail business by branch and its proprietary and investment banking businesses by product. The Company evaluates the performance of its segments and allocates resources to them based upon profitability.

The Company's reportable segments are:

Private Client — includes commissions and a proportionate amount of fee income earned on assets under management ("AUM"), net interest earnings on client margin loans and cash balances, fees from money market funds, custodian fees, net contributions from stock loan activities and financing activities, and direct expenses associated with this segment; and

Capital Markets — includes investment banking, institutional equities sales, trading, and research, taxable fixed income sales, trading, and research, public finance and municipal trading, as well as the Company's operations in Israel, and direct expenses associated with this segment.

The Company does not allocate costs associated with certain infrastructure support groups that are centrally managed for its reportable segments. These areas include, but are not limited to, legal, compliance, operations, accounting, and internal audit. Costs associated with these groups are separately reported in a Corporate/Other category and primarily include compensation and benefits.

The table below presents information about the reported revenue and income (loss) before income taxes for the year ended December 31, 2019. Asset information by reportable segment is not reported, since the Company does not produce such information for internal use by the chief operating decision maker.

(Expressed in thousands)		For the Year Ended December 31, 2019
Revenue		
Private client	$	651,730
Capital markets		266,872
Corporate/ Other		1,414
Total		920,016
Income (loss) before income taxes		
Private client		167,938
Capital markets		(4,864)
Corporate/Other		(108,991)
Total	$	54,083

Revenue, classified by the major geographic areas in which it was earned for the year ended December 31, 2019 was as follows:

(Expressed in thousands)		For the Year Ended December 31, 2019
Americas		908,964
Europe/Middle East		11,052
Total	$	920,016

16. Related party transactions

The Company has a fee sharing arrangement with its affiliate, OAM. For the year ended December 31, 2019, included in advisory fees in the consolidated statement of income is approximately $266.5 million of fee-based revenue attributable to the Company. Presently, the Company and OAM recognize 90% and 10%, respectively, of the revenue generated from the asset-based fees earned from clients of the Company who have invested in OAM advisory programs.

The Company provides certain administrative and support services to other consolidated operating subsidiaries of the Parent. Throughout the year, the Company allocated approximately $3.2 million of expenses related to office spaces, communication and technology.

As of December 31, 2019, the Company had amounts payable to affiliates who are consolidated operating subsidiaries of the Parent on the consolidated statement of financial condition. Included in other assets are amounts receivable from affiliates of $1.6 million and included in accounts payable and other liabilities are amounts due to affiliates of $83.2 million.

As of December 31, 2019, the Company had income taxes payable of $56.0 million which are comprised of payables to affiliates related to consolidated income tax liabilities. The Company remits payments for income taxes on behalf of its affiliates. Payments for income taxes are reimbursable by the affiliates.

The amounts payable to affiliates presented above are gross amounts that have not been netted for direct expenses that reside at the affiliate and are unsecured, non-interest bearing and have no fixed terms of payment.

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

17. Subsequent events

The Company has performed an evaluation of events that have occurred since December 31, 2019 and through the date on which the consolidated financial statements were issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.

Oppenheimer & Co. Inc. and Subsidiaries
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission using the Alternative Net Capital Method
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2019
Confidential

Schedule H

(Expressed in thousands)

Computation of net capital		
Total stockholder's equity		$ 325,999
Add liabilities subordinated to the claims of general creditors allowable in computation of net capital		112,558
Total capital and allowable subordinated liabilities		438,557
Deductions and/or charges		
Non-allowable assets		
Receivable from brokers and dealers	$ 427	
Receivable from customers	375	
Securities owned and other investments not readily marketable	17,978	
Exchange memberships, at cost	5	
Notes receivable, net	43,670	
Furniture, equipment and leasehold improvements	7,559	
Investments and receivables from affiliated subsidiaries	26,147	
Other	63,944	160,105
Aged fail-to-deliver		10
Proprietary capital charges		1,529
Other charges		9,429
Net capital before haircuts on security positions		267,484
Haircuts on securities		
Contractual securities commitments	1,069	
U.S. Government and agency obligations	8,688	
State and municipal government obligations	1,334	
Corporate obligations	7,152	
Equities, warrants, options and other	25,839	44,082
Net capital		223,402
Computation of alternative net capital requirement		
Net capital requirement (2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)		16,654
Excess net capital		$ 206,748
Percentage of net capital to aggregate debits		26.83%

There are no material differences between the above computation and the corresponding amounts reported in the Company's unaudited December 31, 2019 Form X-17A-5 Part II filed on January 27, 2020.

Oppenheimer & Co. Inc. and Subsidiaries
A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2019
Confidential

Schedule I

(Expressed in thousands)

	Form X-17A-5	Additional Subsidiaries Consolidated	Eliminations and Other Adjustments	Consolidated Financial Statement
Assets				
Cash and cash equivalents	$ 52,111	$ 5,883	$ 14	$ 58,008
Deposits with clearing organizations	—	—	48,044	48,044
Receivables from brokers, dealers and clearing organizations	167,195	159	(4,061)	163,293
Receivable from customers	796,626	—	—	796,626
Receivable from non-customers	19,037	—	(19,037)	—
Securities purchased under agreements to resell, at fair value	—	—	—	—
Securities owned, at fair value	788,508	14,857	(11,164)	792,201
Securities owned not readily marketable	15,734	—	(15,734)	—
Other investments owned not readily marketable	72,536	—	(72,536)	—
Exchange memberships at cost	5	—	(5)	—
Investment in and receivable from affiliates, subsidiaries and associated partnerships	26,147	2,140	(28,287)	—
Notes receivable, net	—	—	43,670	43,670
Furniture, equipment and leasehold improvements, net	12,598	438	(5,040)	7,996
ROU lease assets	—	—	5,040	5,040
Income taxes receivable	—	666	(666)	—
Deferred income taxes, net	—	2,911	15,587	18,498
Goodwill	—	—	10,788	10,788
Other assets	113,777	321	5,816	119,914
Total assets	2,064,274	27,375	(27,571)	2,064,078
Liabilities and Stockholder's Equity				
Liabilities				
Payables to brokers, dealers and clearing organizations	516,567	—	4,408	520,975
Payable to customers	339,829	—	(3)	339,826
Securities sold under agreements to repurchase	287,265	—	—	287,265
Securities sold but not yet purchased, at fair value	100,571	—	—	100,571
Payable to non-customers	4,565	—	(4,565)	—
Income taxes payable	56,669	—	(666)	56,003
Lease liabilities	—	—	5,270	5,270
Accrued compensation	—	631	195,075	195,706
Payable to affiliates	—	—	—	—
Accounts payable and other liabilities	320,251	663	(201,009)	119,905
Subordinated borrowings	112,558	—	—	112,558
Total liabilities	1,738,275	1,294	(1,490)	1,738,079
Stockholder's equity	325,999	26,081	(26,081)	325,999
Total liabilities and stockholder's equity	$ 2,064,274	$ 27,375	$ (27,571)	$ 2,064,078

Oppenheimer & Co. Inc. and Subsidiaries
Computation for Determination of Customer Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2019
Confidential

Schedule J

(Expressed in thousands)

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	339,883
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		213,932
Customers' securities failed to receive		11,540
Credit balances in firm accounts which are attributable to principal sales to customers		10,369
Market value of stock dividends , stock splits and similar distributions receivable, outstanding over 30 calendar days		498
Market value of short securities and credits in all suspense accounts over 30 calendar days		75
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		155,654
Other		—
Total credits		731,951
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		641,762
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		32,349
Failed to deliver of customers' securities not older than 30 calendar days		2,940
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		155,654
Aggregate debit items		832,705
Less 3% pursuant to Rule 15c3-1(f)(5)(i)		(24,981)
Total debits		807,724
Reserve computation		
Excess of total debits over total credits	$	75,773
Amount held on deposit in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the Securities and Exchange Commission	$	—

There are no material differences between the above computation and the corresponding amounts reported in the Company's unaudited December 31, 2019 Form X-17A-5 Part II filed on January 27, 2020.

Oppenheimer & Co. Inc. and Subsidiaries
Computation for Determination of PAB Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2019
Confidential

Schedule K

(Expressed in thousands)

Credit balances		
Free credit balances and other credit balances in PAB security accounts	$	4,551
Monies borrowed collateralized by securities carried for the accounts of PAB		—
Monies payable against PAB securities loaned		349
PAB securities failed to receive		4
Credit balances in firm accounts which are attributable to principal sales to PAB		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits in all suspense accounts over 30 calendar days and margin required and on deposit with the Options Clearing Corporation		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		234
Total PAB credits		5,138
Debit balances		
Debit balances in PAB cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		19,024
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		—
Failed to deliver of PAB securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		—
Total PAB debits		19,024
Reserve computation		
Excess of total PAB debits over total PAB credits	$	13,886
Amount held on deposit in a "special reserve bank account for the exclusive benefit of PAB" under Rule 15c3-3 of the Securities and Exchange Commission	$	—

There are no material differences between the above computation and the corresponding amounts reported in the Company's unaudited December 31, 2019 Form X-17A-5 Part II filed on January 27, 2020.

Oppenheimer & Co. Inc. and Subsidiaries
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2019
Confidential

Schedule L

1 Market value of customers' fully paid securities and excess margin securities not in the Company's possession or control (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3

Number of Items	None

2 Market value of customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of Items	None

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Segregation Requirements and Funds
in Segregation for Customers Trading on U.S. Commodity Exchanges
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2019
Confidential **Schedule Q**

As of December 31, 2019, the Company did not carry any commodities customers and, accordingly, there are no items to report under the requirements of this Regulation.

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Commodity Futures Trading Commission Regulation 30.7
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2019
Confidential **Schedule R**

As of December 31, 2019, the Company did not carry any foreign futures and foreign options customers and, accordingly, there are no items to report under the requirements of this Regulation.